Exhibit 99.2

Steve Hasker Appointed President and CEO of Thomson Reuters

Mike Eastwood appointed CFO

TORONTO, February 25, 2020 – Thomson Reuters (TSX/NYSE: TRI) today announced that Steve Hasker has been appointed president and chief executive officer, succeeding Jim Smith, the current president and chief executive officer.

As part of his new role, Hasker has also been appointed to the Thomson Reuters Board of Directors, with Smith stepping down as a director.

The company also announced that Mike Eastwood, senior vice president and head of corporate finance, will succeed Stephane Bello as current chief financial officer.

These appointments and organizational changes will be effective March 15.

The announcement was made as the company reported it had met or exceeded its annual earnings guidance for the eighth consecutive year, achieving 4% organic revenue growth. The company also today announced its 27th consecutive year of dividend increases as part of its fourth-quarter and full-year 2019 results.

“This is the right time to pass the baton to the next generation of leadership, given the continued success of our business and the spin-off of our market data and trading operations,” said Smith. “The organization is on its firmest footing in years. The foundation has been laid for continued success and Steve is the right leader to take us forward. His deep expertise in data, business information, technology and professional services is just what we need to capitalize on the many opportunities the future holds. I am confident handing over the reins and happy to welcome him.”

Smith will become chairman of the Thomson Reuters Foundation, which focuses on media freedom, inclusive economies and access to justice around the world. He will also provide transitional support to the new CEO into 2021.

Hasker started his career with PwC, where he qualified as a chartered accountant. He then received an MBA and master’s degree in international affairs from Columbia University before spending more than a decade with McKinsey as a partner in the global media, information and technology practice.

Hasker went on to serve as global president and chief operating officer of Nielsen before joining TPG – a global alternative asset firm – first as CEO of its portfolio company, CAA Global, and then as senior adviser to TPG Capital. He grew up in Australia and during his career he has lived and worked across North America, Europe and Asia. He has spent the last 25 years based in the United States.

“Thomson Reuters is an impressive company that I have respected for a long time, so I could not be more excited to join the team. Building on this excellent foundation – a world-class business and a culture of deep expertise and integrity – we have a great opportunity to lead with customers as technology transforms working life. Job one for me is to get on the ground and spend plenty of time with our customers and employees,” said Hasker.

Current CFO Stephane Bello will become vice chairman of Thomson Reuters with responsibility for overseeing its investment in Refinitiv, which is expected to be sold to London Stock Exchange Group plc in the second half of the year. In his new role, Bello will oversee strategy, commercial excellence and business development and support the CFO transition into 2021.

Eastwood has worked at Thomson Reuters for more than two decades, operating as senior vice president and head of corporate finance since 2016. He has played an integral role in creating the “new” Thomson Reuters following the company’s sale of a majority interest in Refinitiv in 2018. Eastwood was formerly chief operating officer of Thomson Reuters Latin America, CFO of the Intellectual Property & Science business (which was sold in 2016) and has also held several senior roles within the finance organization.

David Thomson, chairman of the Thomson Reuters board of directors said, “We are deeply grateful for Jim’s service and long career with Thomson Reuters. Jim and Stephane have led the recent transformation which has positioned the company to realize its potential into the future. I am pleased they will continue to assist with the transition. The succession process has been both deliberate and collaborative. Steve Hasker is known for being innovative, with immense integrity, intellect and people skills. Mike is an operator with solid judgment and experience. Our future remains in fine hands under Steve, his seasoned executives and a group of dedicated professionals on the broader team.”

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including Mr. Smith’s, Mr. Hasker’s and Mr. Thomson’s comments. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS
MEDIA David Crundwell Head of Corporate Affairs +44 79 0989 8605 david.crundwell@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 646 223 5288 frank.golden@tr.com